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March 27, 2024 United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-3628	FIRM / AFFILIATE OFFICES
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Attention:	Stephany Yang
Anne McConnell
Erin Donahue
Asia Timmons-Pierce

Re:	Above Food Ingredients Inc.
Amendment No. 2 to Registration Statement on Form F-4
Filed March 13, 2024
File No. 333-275005

Ladies and Gentlemen:

This letter is sent on behalf of Above Food Ingredients Inc. (the “Company”) in response to the comment of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated March 22, 2024 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 3 to the Registration Statement on Form F-4 (the “Registration Statement”) reflecting, among other things, the revisions set forth below.

For ease of reference, the heading and number of the Company’s response set forth below corresponds to the heading and number in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to the Company’s response.

Amendment No. 2 to Registration Statement on Form F-4

Comparative Share Information, page 169

1.	We note your response to prior comment 7 and the revisions to your filing. Please be advised, the historical periods presented for Bite and Above Food should correspond to the periods of Bite and Above Food's historical financial statements included in the pro forma financial statements. In regard, it is not clear why you provided historical information for Bite for the nine months ended December 31, 2022 rather than for the year ended December 31, 2022 or why you provided historical information for Above Food for the nine months ended January 31, 2023 rather than for the year ended January 31, 2023. It is also not clear why the information is presented in US dollars rather than in Canadian dollars, the reporting currency of the registrant and its predecessor. Please clarify or revise.

March 27, 2024

Response: In response to the Staff’s comment, the Company has revised the figures on pages 170 and 171 to present them in Canadian dollars and corrected the typographical errors in the titles of the related columns to clarify that the information presented is for the twelve months ended December 31, 2022 for Bite and for the twelve months ended January 31, 2023 for Above Food.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please direct any such requests or questions to Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420 or ryan.maierson@lw.com.

Sincerely,

/s/ Ryan J. Maierson
Ryan J. Maierson

cc:	Via E-mail
Ryan J. Maierson, Esq.
Ryan J. Lynch, Esq.